1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 29, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China

(“PRC”) with limited liability)

(Stock Code: 1171)

Third Quarterly Report for the Year 2007

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirements under Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal”, “the Company” or “Company”) warrant that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the content contained herein.

Thirteen directors were called upon for the 15th meeting of the third session of the Board of the Company and all of them were present.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhao Qingchun, warrant that the financial statements of the third quarterly report for the year 2007 (the “Report”) are true and complete.

The financial statements in the Report have not been audited.

Summary of the unaudited results for the third quarter ended 30th September 2007:

•   The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the China Securities Regulatory Commission.

•   All financial information contained in the Report is prepared in accordance with the PRC Accounting Standards. The Company has also provided the average coal prices of the first three quarters of 2007 calculated on the basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Details and explanation on material changes in major items of the financial statements and in the financial indicators of the Company and their reasons”. Shareholders of the Company and public investors should be aware of the different calculation bases used in the Report, interim and annual reports when trading in shares of the Company.

•   Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•   During the reporting period, income from operation was RMB4,135.675 million, representing an increase of RMB854.665 million or 26.0% as compared to the corresponding period last year. Net profit attributable to shareholders of the Company was RMB716.215 million, representing an increase of RMB268.027 million or 59.8% as compared to the corresponding period last year.

•   During the first three quarters of 2007, income from operation was RMB11,913.886 million, representing an increase of RMB1,601.172 million or 15.5% as compared to the corresponding period last year. Net profit attributable to shareholders of the Company was RMB1,825.133 million, representing an increase of RMB18.255 million or 1.0% as compared to the corresponding period last year.

•   The information in the Report is the same as that published on the Shanghai Stock Exchange, and the Report is published simultaneously in the PRC and overseas.

§1 GENERAL INFORMATION

1.1 Material accounting data and financial indicators

	As at the end of this reporting period	As at the end of last financial year	Increase/decrease as at the end of this reporting period as compared to the end of last financial year (%)
Total assets (RMB)	24,094,861,791	22,634,973,972	6.45
Shareholders’ equity (RMB)	18,763,528,196	17,756,653,886	5.67
Net assets per share (RMB)	3.81	3.61	5.67

	From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared to the same period last year (%)
Net cash flow from operating activities (RMB)	2,612,397,587	154.74
Net cash flow per share from operating activities (RMB)	0.531	154.74

	Reporting Period	From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit (RMB)	716,214,673	1,825,133,172	59.80
Basic earnings per share (RMB)	0.146	0.371	59.80
Diluted earnings per share (RMB)	0.146	0.371	59.80
Return on net assets (%)	3.82	9.73	increased by 1.33 percent
Return on net assets less extraordinary gain and loss (%)	3.81	9.86	increased by 1.26 percent

Items of extraordinary gain and loss	Amount from the beginning of the year to the end of this reporting period (RMB)
Net profit	1,825,133,172
Items of extraordinary gain and loss
Add: Non-operating expenses	33,059,364
Impact of extraordinary gain and loss on income tax	2,085,155
Less: Non-operating income	9,287,804
Total items of extraordinary gain and loss	25,856,715
Net profit after deducting extraordinary gain and loss	1,850,989,887

Note: The Company acquired 98% and 2% equity interests of Yanzhou Coal Shanxi

Neng Hua Company Limited (“Shanxi Nenghua”) respectively in November 2006 and February 2007. The Company has additionally consolidated the financial statements of Shanxi Nenghua in this reporting period as compared to the same period last year.

1.2 The total number of shareholders at the end of this reporting period and the top 10 shareholders holding listed shares not subject to trading moratorium of the Company

Total number of shareholders at the end of this reporting period	138,960
Top 10 shareholders holding tradable shares not subject to trading moratorium of the Company

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of this reporting period (shares)	Classes of shares held (A shares, B shares, H shares or others)
HKSCC Nominees Limited	1,956,690,346	H shares
Lion Stocks Securities Investment Fund	15,852,415	A shares
Yi Fang Da Value Growing Combined Securities Investment Fund	13,810,200	A shares
Jiashi SHSE-SZSE300 Security Investment Fund	3,404,009	A shares
NOMURA SECURITIES CO., LTD	2,480,901	A shares
Greatwall Anxin Return Mixed Type Security Investment Fund	2,428,762	A shares
Bosera Wealth Securities Investment Fund	2,256,552	A shares
Penghua Quality Governance Stock-Type Securities Investment Fund	2,019,390	A shares
UBS Sdic Ruifu Classification Stock Fund	1,699,931	A shares
Rongtong New Blue Chip Fund	1,500,000	A shares

§2 SIGNIFICANT MATTERS

2.1 Details and explanation on material changes in major items of the financial statements and in the financial indicators of the Company and their reasons

☒  Applicable    ☐  Not applicable

1. The general operating performance of the Company during the reporting period

Item	The third quarter			The first three quarters
	2007	2006	Increase/ decrease (%)	2007	2006	Increase/ decrease (%)
1. Raw coal production (0,000 tones)	879	835	5.27	2,694	2,609	3.26
Of which:
Company’s headquarters	828	835	-0.84	2,475	2,609	-5.14
Yancoal Australianote 1	27	—	—	135	—	—
Shanxi Nenghua	24	—	—	84	—	—
2. Salable coal output (0,000 tones)	846	791	6.95	2,613	2,501	4.48
Of which:
Company’s headquarters	798	791	0.88	2,414	2,501	-3.48
Yancoal Australia	24	—	—	115	—	—
Shanxi Nenghua	24	—	—	84	—	—
3. Sales volume of Salable coal (0,000 tones)	872	776	12.37	2,569	2,451	4.81
Of which:
Company’s headquarters	813	776	4.77	2,364	2,451	-3.55
Yancoal Australia	39	—	—	128	—	—
Shanxi Nenghua	20	—	—	77	—	—
4. Transportation volume of Railway Assets note 2 (0,000 tonnes)	452	508	-11.02	1,321	1,451	-8.96
5. Operating Income (RMB’000)	4,135,675	3,281,010	26.05	11,913,886	10,312,714	15.53
Of which :
Coal	3,786,995	2,906,516	30.29	10,853,207	9,318,567	16.47
Railway Assets	55,930	45,408	23.17	150,311	119,509	25.77
Others	292,750	329,086	-11.04	910,368	874,638	4.09
6. Operating Cost (RMB’000)	2,198,386	1,851,344	18.75	6,448,233	5,296,085	21.75
Of which:
Coal	1,863,156	1,509,713	23.41	5,422,213	4,414,408	22.83
Railway Assets	54,737	28,393	92.78	144,712	69,884	107.07
Others	280,493	313,238	-10.45	881,308	811,793	8.56
7. Net profit attributable to shareholders of the Company (RMB’000)	716,215	448,188	59.80	1,825,133	1,806,878	1.01

Note: 1.”Yancoal Australia” refers to Yanzhou Coal Australia Pty Limited.

2.	“Railway assets” refers to railway assets specialized in coal transportation in the company’s headquarters area.

2. The company’s coal price during this reporting period

(1) The following table sets out the average coal sales price calculated on the same basis as adopted in its previous periodical reports announced in the PRC during the reporting period:

				Unit: RMB /tonne
	The third quarter			The first three quarters			The year ended December 31st, 2006
	2007	2006	Increase/ decrease	2007	2006	Increase/ decrease
1. Company’s headquarters	433.48	374.58	15.72%	422.35	380.16	11.10%	376.40
Of which:
domestic sales	430.41	358.70	19.99%	419.23	352.66	18.88%	352.91
export sales	538.81	446.82	20.59%	467.64	499.16	-6.31%	484.36
2. Yancoal Australia	557.00	—	—	554.76	—	—	594.55
3. Shanxi Nenghua	216.98	—	—	204.57	—	—	159.32

(2) The following table sets out the Company’s average coal sales prices calculated on the same basis as adopted in its previous periodical reports announced overseas during the reporting period:

				Unit: RMB /tonne
	The third quarter			The first three quarters			The year ended December 31st, 2006
	2007	2006	Increase/ decrease	2007	2006	Increase/ decrease
1. Company’s headquarters	415.18	339.62	22.25%	398.72	343.72	16.00%	341.12
Of which:
domestic sales	414.60	338.94	22.32%	402.00	331.65	21.21%	332.19
export sales	434.87	342.72	26.89%	351.10	395.95	-11.33%	382.13
2. Yancoal Australia	498.69	—	—	498.57	—	—	594.55
3. Shanxi Nenghua	209.35	—	—	199.03	—	—	155.22

Note: The sales price of coal products is the invoice price of coal sales of the Company minus sales taxes, transportation cost and various miscellaneous fees.

3. Brief analysis on the major items on financial statements and the financial indicators of the Company

(1) Significant movement in items of the Company’s balance sheet during this reporting period and the reasons therefor

Items	As at 30th, September, 2007 (RMB’000)	As at 31st December, 2006 (RMB’000)	Increase/ decrease (%)
Accounts receivable	101,278	214,170	-52.71
Other receivables	317,017	192,373	64.79
Available-for-sale financial assets	286,639	53,900	431.80
Long-term equity investments	22,743	42,242	-46.16
Fixed assets under construction	3,122,837	2,197,521	42.11
Goodwill	12,320	7,813	57.68
Long-term deferred expenses	22,790	121,345	-81.22
Notes payable	106,677	168,945	-36.86
Advances from customers	1,009,141	732,812	37.71
Salaries and wages payable	279,596	210,217	33.00
Taxes payable	124,491	356,052	-65.04
Long-term payable due within one year	309,069	93,456	230.71
Deferred tax liabilities	61,690	11,207	450.46

As at 30th  September, 2007, the accounts receivable of the Company was

RMB101.278 million, representing a decrease of RMB112.892 million, or 52.7%, from the beginning of the year. The decrease was mainly attributable to: (1) decrease of accounts receivable incurred during this reporting period; (2) more efforts were devoted by the Company to collect accounts receivables so as to reduce the balance.

As at 30th September, 2007, the other receivables of the Company was RMB317.017 million, representing an increase of RMB124.644 million, or 64.8%, from the beginning of the year. The increase was mainly attributable to increase of account receivables from connected companies.

As at 30th September, 2007, the available-for-sale financial assets of the Company was RMB286.639 million, representing an increase of RMB232.739 million, or 431.8%, from the beginning of the year. The increase was mainly attributable to an increase of 7,441,300 shares as listed and circulating shares among the 22,323,900 shares in Shenergy Company Limited held by the Company. The Company classified such portion of equity interests as available-for-sale financial assets. As at the date of this report, 14,882,600 shares among the shares in Shenergy Company Limited held by the Company were listed and circulating shares.

As at 30th September, 2007, the long term equity investment of the Company was RMB22,743,000, representing a decrease of RMB19,499,000, or 46.2%, from the beginning of the year. The decrease was mainly attributable to the change in the equity interests held by the Company in Shenergy Company Limited as listed and circulating shares.

As at 30th September, 2007, the fixed assets under construction of the Company was RMB3,122,837,000, representing an increase of RMB925,316,000, or 42.1%, from the beginning of the year. The increase was mainly attributable to certain subsidiaries of the Company were still in the phase of construction, which increase the fixed assets under construction.

As at 30th September 2007, the goodwill of the Company was RMB 12,320,000, representing an increase of RMB4,507,000, or 57.7%, from the beginning of the year. The increase in goodwill was due to the acquisition by the Company of 2% equity interest in Shanxi Nenghua from Lunan Chemical Fertilizer Factory of Yankuang Group Corporation Limited (“Yankuang Group”) in January 2007.

As at 30th September 2007, the long term deferred expense of the Company was RMB22,790,000, representing a decrease of RMB98,555,000, or 81.2%, from the beginning of the year. The decrease was attributable to the inclusion of the balance in preliminary expenses for Yancoal Heze Nenghua Co., Ltd. (“Heze Nenghua”), Yanzhou Coal Mining Yulin Nenghua Co., Ltd. (“Yulin Nenghua”) and Shanxi Tianho Chemical Co., Ltd. under Shanxi Nenghua into the profit and loss for the period after the new accounting standards became effective.

As at 30th September 2007, the notes payable of the Company was RMB106,677,000, representing a decrease of RMB62,268,000, or 36.9%, from the beginning of the year. The decrease was mainly attributable to the settlement of overdue promissory note by the bank deposits of the Company.

As at 30th September 2007, the advances from customers was RMB1,009,141,000, representing an increase of RMB276,329,000, or 37.7%, from the beginning of the year. This was mainly attributable to the increase in the advances from customers.

As at 30th September 2007, the salaries and wages payable by the Company were RMB 279,596,000, representing an increase of RMB69,379,000, or 33.0%, from the beginning of the year. This was mainly attributable to the higher amount of accrued but unpaid salaries and wages as compared with that in the beginning of the year.

As at 30th September 2007, the balance of taxes payable by the Company was RMB124,491,000, representing a decrease of RMB 231,561,000, or 65.0%, from the beginning of the year. The decrease was mainly attributable to the relevant taxes paid.

As at 30th September 2007, the long term payable due within one year of the Company was RMB 309,069,000, representing an increase of RMB215,613,000, or 230.7%, from the beginning of the year. The increase was mainly attributable to provision of the special reform and development fund and safety production fee according to prescribed standards by the Company was greater than the actual amount utilised.

As at 30th September 2007, the deferred tax liabilities of the Company was RMB61,690,000, representing an increase of RMB50,483,000, or 450.5%, from the beginning of the year. The increase was mainly attributable to the increase in value of assets available-for-sale which was greater than the beginning of the year and which resulted in the increase of deferred tax liabilities.

(2) Significant movement in items of the Company’s income statement during this reporting period and the reasons therefor

Items	First Three Quarters of 2007 (RMB’000)	First Three Quarters of 2006 (RMB’000)	Increase/decrease ( % )
Operating income	11,913,886	10,312,714	15.53
Operating cost	6,448,233	5,296,085	21.75
Selling expense	537,012	735,294	-26.97
General and administrative expense	1,780,608	1,365,800	30.37
Financial expense	-116,721	-20,150	479.25
Investment income	7,144	5,474	30.50
Non-operating income	9,288	6,167	50.60
Non-operating expense	33,059	3,895	748.86
Income tax	1,215,184	926,704	31.13
Net profit	1,819,509	1,807,866	0.64
Among which: Net profit attribute to shareholders of the Company	1,825,133	1,806,878	1.01

During the first three quarters of 2007, operating income of the Company was RMB11,913,886,000, representing an increase of RMB1,601,172,000, or 15.5%, from the same period in the previous year, including: (1) sales income from coal was RMB 10,853,207,000, of which: (1)sales income from coal business at the headquarters of the Company was RMB 9,985,487,000, representing an increase of RMB666,920,000 or 7.2%, from the same period in the previous year. The increase was mainly attributable to: the increase surge in average price of coal, which resulted in sales income increasing by RMB 997,477,000 and the decrease in sales which resulted in a decrease in the sales income by RMB330,557,000; (2)the increased sales income from Yancoal Australia, a new coal business, was RMB709,869,000; (3)the increased sales income from Shanxi Nenghua, a new coal business, was RMB 157,852,000. (2) Service income from railroad transportation was RMB150,311,000, representing an increase of RMB30,802,000, or 25.8%, from the same period in the previous year. The increase was mainly attributable to the volume of goods transported with cost assumed by customers increased by 2,040,000 tonnes from the same period in the previous year. (3) Income from other businesses was RMB 910,368,000, representing an increase of RMB 35,730,000, or 4.1%, from the same period in the previous year.

During the first three quarters of 2007, the operating costs of the Company was RMB6,448,233,000, representing an increase of RMB1,152,148,000, or 21.8%, from the same period in the previous year. This include: (1) cost of sales of coal was RMB5,422,213,000, of which: (1)cost of sales from coal business at the headquarters of the Company was RMB 4,774,327,000, representing an increase of RMB359,919,000, or 8.2%, from the same period in the previous year. Cost of sales of coal per tonne was RMB201.94, representing an increase of RMB21.85, or 12.1%, from the same period in the previous year. The increase was mainly attributable to: (i) Staff wages increase which led to an increase of the cost of sales of coal per tonne by RMB6.8; (ii) intensified relocation of villages above coal mines resulted in higher demolition fees, which in turn increase cost of sales of coal per tonne by RMB 9.52; (iii) The Company transferred the pension cost for production staff as an item in management fees to the cost of sales of coal, which increased the cost of sales of coal per tonne by RMB18.34. The adjustment reduced management fees of the Company correspondingly; (iv) The Company devoted more efforts to cost control, which, to a certain extent, set-off the effect of the increase in cost. (2)Cost of sales of coal for Yancoal Australia was RMB510,443,000, for which the selling cost of coal per tonne was RMB398.91. (3)The cost of sales of coal for Shanxi Nenghua was RMB133,830,000, for which the cost of sales of coal per tonne was RMB173.44. (2) Service cost of Railway Assets was RMB144,712,000, representing an increase of RMB74,828,000 or 107.1% from the same period in the previous year. (3) Cost of other businesses was RMB881,308,000, representing an increase of RMB67,815,000 or 8.3% from the same period in the previous year.

During the first three quarters of 2007, the general and administrative expense of the Company was RMB1,780,608,000, representing an increase of RMB414,808,000, or 30.4%, from the same period in the previous year. The increase was mainly attributable to: (1)the amortization of preliminary expenses in subsidiaries of RMB200,970,000 upon new accounting standards becoming effective; (2)general and administrative expense for Yancoal Australia, the new business, of RMB 191,947,000; (3)general and administrative expense of Shanxi Nenghua, the new business, of RMB88,853,000.

During the first three quarters of 2007, the change in financial expenses for the Company was mainly attributable to the foreign exchange gain of RMB109,073,000 from Yancoal Australia, a subsidiary of the Company.

During the first three quarters of 2007, investment gain of the Company was RMB 7,144,000, representing an increase of RMB1,670,000 or 30.5% from the same period in the previous year. The increase was mainly attributable to the increase in cash dividend received from Shenergy Company Limited in 2006.

During the first three quarters of 2007, non-operating income of the Company was RMB9,288,000, representing an increase of RMB3,121,000 or 50.6%. The increase was mainly attributable to the increase in net gain from the disposal of fixed assets by RMB 4,106,000.

During the first three quarters of 2007, non-operating expense of the Company was RMB33,059,000, representing an increase of RMB29,164,000 or 748.8% from the same period in the previous year. The increase was mainly attributable to net loss, donation, penalties on tax payable from the disposal of fixed assets.

During the first three quarters of 2007, the amount of income taxes by the Company was RMB 1,215,184,000, representing an increase of RMB288,480,000 or 31.1% from the same period in the previous year. The increase was mainly attributable to the increase in taxable income.

(3) Significant movement in cash flow items of the Company and the reasons therefor

Items	First Three Quarters of 2007 (RMB’000)	First Three Quarters of 2006 (RMB’000)	Increase/ decrease (%)
Net cash flow from operating activities	2,612,398	1,025,528	154.74
Net cash flow from investing activities	-1,379,330	-1,993,647	-30.81
Net cash flow from financing activities	-459,539	-718,716	-36.06
Net increase in cash and cash equivalent	773,529	-1,686,835	—

During the first three quarters of 2007, net cash flow from operating activities of the Company was RMB2,612,398,000, representing an increase of RMB1,586,870,000, or 154.7%, from the same period in the previous year. The increase was mainly attributable to: (1) solid coal sales of the Company, which resulted in cash from coal sales and other services increased by RMB 2,835,107,000 from the same period in the previous year; and (2) net cash outflow from operating activities increased by RMB1,085,869,000 from the same period in the previous year.

During the first three quarters of 2007, net cash outflow from investing activities of the Company was RMB 1,379,330,000, representing a decrease of RMB614,318,000, or 30.8%, from the same period in the previous year. The decrease was mainly attributable to the cash paid for the acquisition of fixed assets, intangible assets and other long term assets by the Company, which was RMB 551,894,000 less than that of the same period in the previous year.

During the first three quarters of 2007, net cash outflow from financing activities of the Company was RMB459,539,000, representing a decrease of RMB259,177,000, or 36.1%, from the same period in the previous year. The decrease was mainly attributable to the repayment of RMB 200 million by the Company in August 2006.

During the first three quarters of 2007, net increase in cash and cash equivalent of the Company was RMB773,529,000, whilst there was a net decrease in cash and cash equivalent of the Company of RMB1,686,835,000 for the same period in the previous year. This was mainly attributable to the increase of net cash flow from operating activities of the Company from the same period in the previous year.

(4) Coal sales of the Company

During the first three quarters of 2007, 25.69 million tonnes of coal were sold by the Company, representing an increase of 1.18 million tonnes, or 4.8%, from the same period in the previous year. Of the total coal sales: (1) the sales volume of six coal mines at the headquarters of the Company was 23.64 million tonnes, representing a decrease of 0.87 million tonnes or 3.5% from the same period in the previous year. Due to safety monitoring and the adjustment of underground production system, it is expected that the six coal mines at the headquarters of the Company will not reach the sales target set at the beginning of the year. The Company will enhance management of security and production, optimize the sales structure of different types of coal and will endeavor to enhance the headquarter’s earning ability in the forth quarter of 2007; (2) the sales volume of Yancoal Australia was 1.28 million tonnes. Due to port quota and natural disasters, it is expected that Yancoal Australia will not reach its sales target determined at the beginning of the year. Yancoal Australia had laid off employees and adopted other measures to mitigate the adverse effect from the above factors; and(3) the sales volume of Shanxi Nenghua was 0.77 million tonnes.

2.2 Major events and their impact and analysis on the solutions

☒  Applicable    ☐  Not applicable

Establishment of Yankuang Group Finance Company Limited

As at the 13th meeting of the third session of the Board convened on 3rd August, 2007, the resolution on the establishment of Yankuang Group Finance Company Limited (the name of which will be subject to the approval by China Banking Regulatory Commission and the confirmation by industry and commerce registration authorities) jointly by the Company with Yankuang Group and Zhongcheng Trust and Investment LLC was approved. The Company will contribute RMB125 million from its internal resources, which will account for 25% of the registered capital to be contributed.

The Company will make a connected transaction announcement pursuant to the listing rules requirement after the Investment Agreement of Yankuang Group Finance Company Limited is signed.

Establishment of Huadian Zouxian Power Generation Company Limited

As at the 13th meeting of the third session of the Board convened on 3rd August, 2007, the resolution on the establishment of Huadian Zouxian Power Generation Company Limited jointly by the Company with Huadian Power International Corporation Limited “Huadian” and Zoucheng Municipal Assets Operation Company was approved. The Company will contribute RMB900 million from its internal resources, which will account for 30% of the registered capital to be contributed.

On 23 August 2007, the Company, Huadian and Zoucheng Municipal Assets Operation Company entered into the investment agreement in relation to the formation of Huadian Zouxian Power Generation Company Limited (the “Investment Agreement”). For more details, please refer to the Announcement relating to the external investment by the company released on August 24th, 2007.

As of the date of this report, the establishment procedure of Huadian Zouxian Power Generation Company Limited is in progress.

Provision of trust loan to subsidiaries

As approved at the 14th meeting of the third session of the Board convened on 17th August, 2007: the Company approved (1) extension of entrusted loan of RMB1,500 million to its subsidiary, Yulin Nenghua; (2) extension of the repayment term of the principal amount and the accrued interests of the entrusted loan of US$85.5 million (equivalent to approximately RMB 648.3 million) extended by the Company to its wholly-owned subsidiary, Yancoal Australia from 7th November, 2007 to 7th November, 2008.

Litigation and arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). The Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares out of the 360 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the date hereof, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission (“CBRC”).

The Company is aware that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceedings in another action for the transfer of 240 million Huaxia Shares held by Lianda Group Limited. It is reported that the Supreme People’s Court judged that 240 million of the 360 million Huaxia Shares held by Lianda Group Limited should be transferred to RunHua Group. In accordance with a notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that it should continue to execute the Entrusted Loan case.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (1) to support the Company’s proposition, clarify the execution of the Entrusted Loan case as a matter of priority and repay the Company from the auctioned fund through auctioning the Huaxia Shares held by Lianda Group Limited; (2) if Lianda Group Limited is to transfer the Huaxia shares to RunHua Group, such transfer should proceed in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of stateowned assets.

In view of the coincidence in the subject matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two cases, and the People’s Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties, so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet. Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that proceeds from the disposal of the Huaxia Shares shall be sufficient to cover its Creditor’s Rights and Interests. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

The Company was not involved in any other significant litigation or arbitration during this reporting period.

2.3 Special undertakings made by the Company, the shareholders and the actual controlling person and the performance of the undertakings

☒  Applicable    ☐  Not applicable

The status with regard to the implementation of the undertakings in the share reform plan given by Yankuang Group, the only shareholder holding non-tradable shares of the Company, is set out as follows.

Name of shareholder	Special undertakings	Performance of undertakings
Yankuang Group	(1) The original non-tradable shares of the Company held by Yankuang Group shall not go public for dealings within forty-eight months from the date of execution of the share reform plan.	The original non-tradable shares of the Company held by Yankuang Group have not been traded.

(2) Yankuang Group will, in accordance with the relevant governmental procedure, transfer part of its operations including coal and electricity operations together with new projects which are in line with the Company’s development strategies in 2006 and support the Company in the implementation of such transfer with a view to enhancing the operating results of the Company and minimizing connected transactions and competition between Yankuang Group and the Company. The Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development.

(i) The Company has acquired from one of the subsidiaries of YanKuang Group, Lunan Fertilizer Factory, 100% equity interest in Shanxi Nenghua.

(ii) In July 2006, Yankuang Group assigned to the Company a new electricity project, which was initially proposed to be jointly invested by Yankuang Group and Huadian. Yanzhou Coal and Huadian have entered into the Investment Agreement to jointly invest and establish Huadian Zouxian Power Generation Company Limited so as to realize coal and power cooperation.

(iii) Yankuang Group has also started the relevant preliminary implementation of other undertakings, and the Company will make due disclosures as and when appropriate in accordance with the supervisory regulations.

	(3) All related expenses in relation to the non-tradable shares reform will be borne by Yankuang Group.	The undertaking has been fulfilled.

Acquisition of Mining Rights of Zhaolou Coal Mine

The Company acquired controlling equity interest of Heze Nenghua from Yankuang Group in December 2005. Heze Nenghua is in charge of Zhaolou Coal Mine’s construction and operation of Juye coalfield in Shandong province. The construction of Zhaolou Coal Mine is expected to be completed in the second half of 2008.

According to arrangements as agreed in the agreements relating to the acquisition of the equity interest in Heze Nenghua, the Company and Yankuang Group has started to work on the acquisition of the mining rights of Zhaolou Coal Mine. As at the 15th meeting of the third session of the Board on 26th October, 2007, the resolution concerning the acquisition of the mining rights of Zhaolou Coal Mine by Heze Nenghua was approved, and the resolution will be submit for approval by the shareholders in an extraordinary general meeting of the Company.

The Company will publish a connected transaction announcement in a timely manner as soon as the Agreement for the Acquisition of the Mining Rights of the Zhaolou Coal Mine is entered into between Heze Nenghua and Yankuang Group.

2.4 Warning and explanation for possible loss or material changes in the net profit for the period from the beginning of this year to the end of the next reporting period as compared with the same period last year.

☐  Applicable    ☒  Not applicable

2.5 Other major events

2.5.1 shares of other listing companies hold by the Company

☒  Applicable    ☐  Not applicable

No.	Code of Stock	Brief Name of Stock	Number of shares held (shares)	Percentage of the total equity interest in the subject company	Initial investment cost (RMB)	Accounting calculation subject
1	600642	Shenergy	22,323,900	0.77%	60,420,274	Long term equity investment
2	601008	Lianyungang	1,150,000	0.26%	1,760,419	Long term equity investment
Total					62,180,693

2.5.2 Shares of other un-listed financial companies, and (or) preparing to be listed companies hold by the Company

☐  Applicable    ☒  Not applicable

§3 DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The full version of the Company’s balance sheet, income statement and cash flow statement for the third quarter of 2007 have been published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and the Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited

Wang Xin
Chairman of the Board

Shandong Province, PRC, 26th October, 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310